Exhibit 99.1

Viking Reports Second Quarter 2024 Financial Results

LOS ANGELES, August 22, 2024, Business Wire—Viking Holdings Ltd (the “Company” or “Viking”) (NYSE: VIK) today reported financial results for the second quarter ended June 30, 2024.

Key Highlights

•
Total revenue for the second quarter of 2024 increased 9.1%, or $132.5 million compared to the same period in 2023.
•
Adjusted Gross Margin increased 9.5% compared to the same period in 2023, resulting in a Net Yield of $562.
•
Adjusted EBITDA increased 11.6% compared to the same period in 2023.
•
Net Leverage improved from 3.4x as of March 31, 2024 to 3.0x as of June 30, 2024.
•
As of August 11, 2024, for the 2024 and 2025 seasons, Viking had sold 95% and 55%, respectively, of its Capacity Passenger Cruise Days for its Core Products.

“We are pleased to report that we have already sold 95% and 55% of the capacity PCDs for our Core Products for the 2024 and 2025 seasons, respectively," said Torstein Hagen, Chairman and CEO of Viking. “Our latest Advance Bookings metrics give us confidence that our core consumer demographic continues to show resiliency, prioritizing travel and actively seeking enriching, memorable experiences. We are increasing our share of the luxury leisure travel market through capacity growth while maintaining an unparalleled offering with great value for our guests. We believe that our clear focus on our core consumer demographic and our product is the essence of our brand promise and the cornerstone of our success.”

Second Quarter 2024 Consolidated Results

During the second quarter of 2024, Capacity PCDs increased by 3.1% over the same period in 2023 and Occupancy was 94.3%.

Total revenue for the second quarter of 2024 was $1,587.3 million, an increase of $132.5 million, or 9.1% over the same period in 2023 mainly driven by higher revenue per PCD and an increase in the size of the Company’s fleet in 2024 compared to 2023.

Gross margin for the second quarter of 2024 was $657.0 million, an increase of $89.7 million, or 15.8%, over the same period in 2023 and Adjusted Gross Margin for the second quarter of 2024 was $1,037.7 million, an increase of $90.4 million, or 9.5%, over the same period in 2023. Net Yield was $562 for the second quarter, up 6.6% year-over year.

Vessel operating expenses and vessel operating expenses excluding fuel for the second quarter of 2024 were $329.0 million and $284.1 million, respectively. Compared to the same period in 2023, vessel operating expenses increased $4.1 million, or 1.3%, and vessel operating expenses excluding fuel increased $3.0 million, or 1.1% mainly driven by the increase in the size of the Company's fleet in 2024 compared to 2023.

Net income for the second quarter of 2024 was $155.8 million compared to $190.1 million for the same period in 2023. The net income for the second quarter of 2024 includes a loss of $123.0 million from the revaluation of warrants issued by the Company due to stock price appreciation. It also includes a loss of $65.8 million related to the net impact of the Private Placement derivative (loss) gain and interest expense related to the Company’s Series C Preference Shares. In comparison, the second quarter of 2023 includes a gain of $3.4 million from the impact of the Series C Preference Shares. The Company’s Series C Preference Shares converted into ordinary shares immediately prior to the consummation of the Company’s IPO. The second quarter of 2024 is the final quarterly period for which the financial results will include Private Placement derivative (loss) gain and interest expense related to the Series C Preference Shares. Excluding the impact of these items - the majority of which are non-cash - net income for the period was $344.6 million.

Adjusted EBITDA increased by $51.3 million compared to the second quarter of 2023. The increase in Adjusted EBITDA was mainly driven by higher revenue per PCD and higher Capacity PCDs.

“We are delighted to share our second quarter results which include a Net Yield growth of 6.6% over the prior year on a 3.1% increase in capacity," said Leah Talactac, CFO of Viking. “Looking ahead, it is encouraging to see demand trends further supporting our bookings for next year. These are a testament to the strength of the Viking brand, the financial strength of our customer and our nimble and proactive sales and management team.”

Update on Operating Capacity and Bookings

For our Core Products, operating capacity is 5% higher for the 2024 season in comparison to the 2023 season and 12% higher for the 2025 season in comparison to the 2024 season.

As of August 11, 2024, for our Core Products, and for the 2024 and 2025 seasons, we had sold 95% and 55%, respectively, of our Capacity PCDs and had $4,642 million and $3,442 million, respectively, of Advance Bookings. Advance Bookings were 14% and 20% higher in comparison to the 2023 and 2024 seasons, respectively, at the same point in time. Advance Bookings per PCD for the 2024 season was $731, 8% higher than the 2023 season at the same point in time, and Advance Bookings per PCD for the 2025 season was $833, 10% higher than the 2024 season at the same point in time.

Balance Sheet and Liquidity

As of June 30, 2024:

•
The Company had $1.8 billion in cash and cash equivalents.
•
The scheduled principal payments for the remainder of 2024 and 2025 were $101.0 million and $459.3 million, respectively.
•
Deferred revenue was $3.8 billion.

New Build and Capacity

In August 2024, the Company took delivery of the Viking Hathor, a river vessel that will operate in Egypt. Based on the committed orderbook, the Company expects to take delivery of another river vessel and one ocean ship later this year.

Conference Call Information

The Company has scheduled a conference call for Thursday, August 22, 2024, at 8 a.m. Eastern Time to discuss second quarter 2024 results and provide a business update. A link to the live webcast can be found on the Company’s Investor Relations website at https://ir.viking.com/. A replay of the conference call will also be available on the same website for 30 days after the call.

About Viking

Viking was founded in 1997 and provides destination-focused journeys on rivers, oceans, and lakes around the world. Designed for curious travelers with interests in science, history, culture and cuisine, Chairman Torstein Hagen often says Viking offers experiences for The Thinking Person™. Viking has more than 450 awards to its name, including being rated #1 for Rivers, #1 for Oceans and #1 for Expeditions by Condé Nast Traveler in the 2023 Readers' Choice Awards. Viking is also rated a "World's Best" for rivers, oceans and expeditions by Travel + Leisure. No other travel company has simultaneously received the same honors by both publications. For additional information, visit www.viking.com.

Definitions

“Adjusted EBITDA” is EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, stock-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items).

“Adjusted Gross Margin” is gross margin adjusted for vessel operating expenses and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS as total revenue less total cruise operating expenses and ship depreciation and impairment.

“Advance Bookings” is the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air.

“Capacity PCDs” is, with respect to any given period, a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

“Core Products” are Viking River, Viking Ocean, Viking Expedition and Viking Mississippi, which are marketed to North America, the United Kingdom, Australia and New Zealand.

“Net Debt” is Total Debt plus lease liabilities net of cash and cash equivalents.

“Net Leverage” is Net Debt divided by trailing four quarter Adjusted EBITDA.

“Net Yield” is Adjusted Gross Margin divided by PCDs.

“Occupancy” is the ratio, expressed as a percentage, of PCDs to Capacity PCDs with respect to any given period. We do not allow more than two passengers to occupy a two-berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100%, and may be less than 100%, even if all our staterooms are booked.

“Passenger Cruise Days” or “PCDs” is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

“Ship Operating Days” is the number of days within any given period that a ship is in service and carrying cruise passengers, determined on an aggregated basis for all ships in operation during the relevant period.

“Total Debt” is indebtedness outstanding, gross of loan fees, excluding lease liabilities, Private Placement liabilities and Private Placement derivatives.

Non-IFRS Financial Measures

We use certain non-IFRS financial measures, such as Adjusted Gross Margin, Net Yield and Adjusted EBITDA, to analyze our performance. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and consolidated operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, assessing our ability to incur and service our indebtedness and in communications with our board of directors concerning our operating performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs.

We also present certain non-IFRS financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

See “Definitions” for additional information about our non-IFRS financial measures and “Non-IFRS Reconciling Information” for a reconciliation for each non-IFRS financial measure to the most directly comparable IFRS financial measure.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our future financial performance, our business prospects and strategy, our expected fleet additions, our anticipated financial position, liquidity and capital needs and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, including the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our final prospectus filed on May 2, 2024 with the U.S.

Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, relating to our Registration Statement on Form F-1.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contact

Investor Relations

Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in USD and thousands, except per share data, unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenue
Cruise and land	$1,480,539	$1,355,701	$2,145,823	$1,939,578
Onboard and other	106,722	99,070	159,593	144,187
Total revenue	1,587,261	1,454,771	2,305,416	2,083,765
Cruise operating expenses
Commissions and transportation costs	(346,080)	(328,544)	(483,488)	(467,067)
Direct costs of cruise, land and onboard	(203,523)	(178,938)	(288,950)	(253,693)
Vessel operating	(328,998)	(324,861)	(610,088)	(588,070)
Total cruise operating expenses	(878,601)	(832,343)	(1,382,526)	(1,308,830)
Other operating expenses
Selling and administration	(220,593)	(195,649)	(440,411)	(401,319)
Depreciation, amortization and impairment	(61,141)	(63,311)	(126,052)	(126,010)
Total other operating expenses	(281,734)	(258,960)	(566,463)	(527,329)
Operating income	426,926	363,468	356,427	247,606
Non-operating income (expense)
Interest income	14,738	10,029	33,207	18,833
Interest expense	(100,623)	(173,334)	(218,112)	(296,927)
Currency gain (loss)	1,382	(11,541)	10,180	(14,982)
Private Placement derivative (loss) gain	(57,568)	27,101	(364,214)	66,260
Other financial loss	(121,568)	(23,707)	(146,523)	(40,273)
Income (loss) before income taxes	163,287	192,016	(329,035)	(19,483)
Income tax expense	(7,486)	(1,962)	(9,092)	(4,830)
Net income (loss)	$155,801	$190,054	$(338,127)	$(24,313)

Net income (loss) attributable to Viking Holdings Ltd	$155,652	$189,928	$(338,572)	$(24,300)
Net income (loss) attributable to non-controlling interests	$149	$126	$445	$(13)

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	364,787	221,936	293,362	221,936
Diluted	367,188	406,203	293,362	406,203
Net income (loss) per share attributable to ordinary and special shares
Basic	$0.37	$0.51	$(0.80)	$(0.01)
Diluted	$0.37	$0.46	$(0.80)	$(0.11)

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(in USD and thousands, unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Net income (loss)	$155,801	$190,054	$(338,127)	$(24,313)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations	1,186	12,435	3,850	12,676
Net change in cash flow hedges	(5,750)	(3,919)	(19,017)	(2,218)
Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods	(4,564)	8,516	(15,167)	10,458
Other comprehensive (loss) income, net of tax	(4,564)	8,516	(15,167)	10,458
Total comprehensive income (loss)	$151,237	$198,570	$(353,294)	$(13,855)

Total comprehensive income (loss) attributable to Viking Holdings Ltd	$151,091	$198,472	$(353,728)	$(13,817)
Total comprehensive income (loss) attributable to non-controlling interests	$146	$98	$434	$(38)

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in USD and thousands, unaudited)

	June 30, 2024	December 31, 2023
		(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	$5,816,957	$5,684,315
Right-of-use assets	260,833	268,834
Investments in associated companies	10,414	10,473
Deferred tax assets	48,122	42,853
Other non-current assets	161,524	136,855
Total non-current assets	6,297,850	6,143,330
Current assets
Cash and cash equivalents	1,842,142	1,513,713
Accounts and other receivables	244,718	344,754
Inventories	52,646	54,602
Prepaid expenses and other current assets	539,048	427,202
Current receivables due from related parties	6,267	12,316
Total current assets	2,684,821	2,352,587
Total assets	$8,982,671	$8,495,917
Shareholders' equity and liabilities
Shareholders' equity	$(1,180,658)	$(5,349,879)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	1,603,075	1,757,372
Secured Notes	1,016,566	1,015,657
Long-term portion of Unsecured Notes	2,023,051	2,270,246
Private Placement liability	—	1,394,552
Private Placement derivative	—	2,640,759
Long-term portion of lease liabilities	215,385	227,956
Deferred tax liabilities	3,736	4,082
Other non-current liabilities	36,453	171,281
Total non-current liabilities	4,898,266	9,481,905
Current liabilities
Accounts payables	275,244	244,581
Short-term portion of bank loans and financial liabilities	190,805	253,020
Short-term portion of Unsecured Notes	249,198	—
Short-term portion of lease liabilities	24,658	24,670
Deferred revenue	3,823,353	3,486,579
Accrued expenses and other current liabilities	701,805	355,041
Total current liabilities	5,265,063	4,363,891
Total shareholders' equity and liabilities	$8,982,671	$8,495,917

VIKING HOLDINGS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in USD and thousands, unaudited)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities
Net loss	$(338,127)	$(24,313)
Adjustments to reconcile net loss to net cash flows
Depreciation, amortization and impairment	126,052	126,010
Amortization of debt transaction costs	16,815	19,679
Loss on planned redemption of debt	—	48,033
Private Placement derivative loss (gain)	364,214	(66,260)
Foreign currency (gain) loss on loans	(20,125)	1,918
Non-cash financial loss	145,317	44,996
Stock based compensation expense	7,058	12,259
Interest income	(33,207)	(18,833)
Interest expense	201,297	229,215
Dividend income	(442)	(2,042)
Changes in working capital:
Increase in deferred revenue	336,774	344,057
Changes in other liabilities and assets	84,839	90,540
Decrease (increase) in inventories	1,956	(5,144)
Changes in deferred tax assets and liabilities	6,040	(3,029)
Changes in other non-current assets and other non-current liabilities	(16,760)	11,876
Changes in related party receivables and payables	6,049	8,475
Income taxes paid	(4,931)	(3,988)
Net cash flow from operating activities	882,819	813,449
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	(251,828)	(519,176)
Capital contribution to associated company	(4,000)	(5,000)
Prepayment for vessel charter	(1,050)	(1,201)
Dividends received	442	2,042
Interest received	35,603	18,833
Net cash flow used in investing activities	(220,833)	(504,502)
Cash flows from financing activities
Repayment of borrowings	(206,874)	(132,899)
Proceeds from borrowings	—	1,069,088
Transaction costs incurred for borrowings	(4,698)	(51,291)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	243,927	—
Taxes paid related to net share settlement of equity awards	(124,109)	—
Dividend distribution	(18,949)	(24,624)
Trustee deposit for redemption of debt	—	(721,556)
Principal payments for lease liabilities	(12,574)	(10,610)
Interest payments for lease liabilities	(10,601)	(11,626)
Interest paid	(197,186)	(216,510)
Net cash flow used in financing activities	(331,064)	(100,028)
Change in cash and cash equivalents	330,922	208,919
Effect of exchange rate changes on cash and cash equivalents	(2,493)	2,321
Net increase in cash and cash equivalents	$328,429	$211,240
Cash and cash equivalents
Cash and cash equivalents at January 1	$1,513,713	$1,253,140
Cash and cash equivalents at June 30	1,842,142	1,464,380
Net increase in cash and cash equivalents	$328,429	$211,240

The following table sets forth selected statistical and operating data on a consolidated basis.

Statistical and Operating Data	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Consolidated
Vessels operated	85	83	85	83
Passengers	201,317	202,854	291,766	282,484
PCDs	1,846,709	1,797,017	2,821,686	2,638,280
Capacity PCDs	1,958,860	1,900,496	2,996,484	2,807,102
Occupancy	94.3%	94.6%	94.2%	94.0%
Adjusted Gross Margin (in thousands)	$1,037,658	$947,289	$1,532,978	$1,363,005
Net Yield	$562	$527	$543	$517
Vessel operating expenses (in thousands)	$328,998	$324,861	$610,088	$588,070
Vessel operating expenses excluding fuel (in thousands)	$284,099	$281,064	$523,136	$502,870
Vessel operating expenses per Capacity PCD	$168	$171	$204	$209
Vessel operating expenses excluding fuel per Capacity PCD	$145	$148	$175	$179

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean.

Statistical and Operating Data	Six Months Ended
	June 30,
	2024	2023
	(unaudited)
Viking River
Vessels operated	69	69
Passengers	150,574	149,734
PCDs	1,167,491	1,164,543
Capacity PCDs	1,232,728	1,225,714
Occupancy	94.7%	95.0%
Adjusted Gross Margin (in thousands)	$663,672	$589,426
Net Yield	$568	$506
Viking Ocean
Vessels operated	9	9
Passengers	119,152	114,661
PCDs	1,445,002	1,310,038
Capacity PCDs	1,522,410	1,388,490
Occupancy	94.9%	94.3%
Adjusted Gross Margin (in thousands)	$710,569	$637,633
Net Yield	$492	$487

Non-IFRS Reconciling Information

The following table reconciles gross margin, the most directly comparable IFRS measure, to Adjusted Gross Margin for the three and six months ended June 30, 2024 and 2023 on a consolidated basis:

	Three Months Ended		Six Months Ended
Consolidated	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
(in thousands)
Total revenue	$1,587,261	$1,454,771	$2,305,416	$2,083,765
Total cruise operating expenses	(878,601)	(832,343)	(1,382,526)	(1,308,830)
Ship depreciation	(51,628)	(55,145)	(105,725)	(109,535)
Gross margin	657,032	567,283	817,165	665,400
Ship depreciation	51,628	55,145	105,725	109,535
Vessel operating	328,998	324,861	610,088	588,070
Adjusted Gross Margin	$1,037,658	$947,289	$1,532,978	$1,363,005

The following tables reconcile gross margin, the most directly comparable IFRS measure, to Adjusted Gross Margin for the six months ended June 30, 2024 and 2023 for Viking River and for Viking Ocean:

	Six Months Ended
Viking River	June 30,
	2024	2023
	(unaudited)
(in thousands)
Total revenue	$1,057,178	$963,275
Total cruise operating expenses	(650,782)	(623,111)
Ship depreciation	(38,937)	(46,067)
Gross margin	367,459	294,097
Ship depreciation	38,937	46,067
Vessel operating	257,276	249,262
Adjusted Gross Margin	$663,672	$589,426

	Six Months Ended
Viking Ocean	June 30,
	2024	2023
	(unaudited)
(in thousands)
Total revenue	$1,020,905	$927,549
Total cruise operating expenses	(580,285)	(554,068)
Ship depreciation	(49,725)	(47,163)
Gross margin	390,895	326,318
Ship depreciation	49,725	47,163
Vessel operating	269,949	264,152
Adjusted Gross Margin	$710,569	$637,633

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS measure, for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
(in thousands)
Vessel operating expenses	$328,998	$324,861	$610,088	$588,070
Fuel expense	(44,899)	(43,797)	(86,952)	(85,200)
Vessel operating expenses excluding fuel	$284,099	$281,064	$523,136	$502,870

The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBITDA for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
(in thousands)
Net income (loss)	$155,801	$190,054	$(338,127)	$(24,313)
Interest income	(14,738)	(10,029)	(33,207)	(18,833)
Interest expense	100,623	173,334	218,112	296,927
Income tax expense	7,486	1,962	9,092	4,830
Depreciation, amortization and impairment	61,141	63,311	126,052	126,010
EBITDA	310,313	418,632	(18,078)	384,621
Private Placement derivative loss (gain)	57,568	(27,101)	364,214	(66,260)
Warrants loss (gain)	123,019	2,297	146,730	(1,783)
Other financial (income) loss	(497)	30,463	(1,604)	46,918
Currency (gain) loss	(1,382)	11,541	(10,180)	14,982
Stock based compensation expense	3,540	5,466	7,058	12,259
Adjusted EBITDA	$492,561	$441,298	$488,140	$390,737

The following table calculates Net Leverage for the twelve months ended June 30, 2024 and March 31, 2024:

	June 30, 2024		March 31, 2024
	(unaudited)
(in thousands, except Net Leverage)
Long-term debt (1)	$4,743,410		$5,061,200
Current portion of long-term debt (1)	456,153		276,826
Long-term portion of lease liabilities	215,385		221,248
Short-term portion of lease liabilities	24,658		24,433
Total	5,439,606		5,583,707
Less: Cash and cash equivalents	(1,842,142)		(1,673,594)
Net Debt	$3,597,464		$3,910,113

Adjusted EBITDA	$1,187,725		$1,136,462
Net Leverage	3.0	x	3.4	x

(1) All amounts are gross of fees.